SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

(Amendment No. __)*

MediWound Ltd.

(Name of Issuer)

Ordinary Shares, Per Value NIS 0.01 per share	M68830104
(Title of class of securities)	(CUSIP number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 10,954,554
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 10,954,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,954,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.68%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the Issuer’s prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 10,954,554
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 10,954,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,954,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.68%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 10,954,554
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 10,954,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,954,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.68%*
14	TYPE OF REPORTING PERSON: OO (Limited Liability Company)

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 10,954,554
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 10,954,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,954,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.68%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the Issuer’s prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,745,581
	8	SHARED VOTING POWER: 8,208,973
	9	SOLE DISPOSITIVE POWER: 2,745,581
	10	SHARED DISPOSITIVE POWER: 8,208,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,954,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.68%*
14	TYPE OF REPORTING PERSON: CO

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the Issuer’s prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Clal Life Sciences L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 8,208,973
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 8,208,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,208,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.29%*
14	TYPE OF REPORTING PERSON: PN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the Issuer’s prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

CUSIP No. M68830104

1	NAME OF REPORTING PERSON: Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: —
	8	SHARED VOTING POWER: 10,954,554
	9	SOLE DISPOSITIVE POWER: —
	10	SHARED DISPOSITIVE POWER: 10,954,554

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,954,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.68%*
14	TYPE OF REPORTING PERSON: IN

*

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D are based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the Issuer’s prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, NIS 0.01 par value per share (“Ordinary Shares”), of MediWound Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The address of the principal executive office of the Issuer is 42 Hayarkon Street, Yavne 8122745, Israel.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Clal Industries Ltd. (“Clal Industries”), Clal Biotechnology Industries Ltd. (“CBI”), and Clal Life Sciences L.P. (“CLS”) and Len Blavatnik (collectively, the “Reporting Persons” and each, a “Reporting Person”)The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship

Access Industries Holdings LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

Clal Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Diversified holding company whose shares are listed on the Tel Aviv Stock Exchange	Israel

Clal Biotechnology Industries Ltd.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investing in life sciences companies and ventures	Israel

Clal Life Sciences L.P.	3 Azrieli Center Triangle Tower, 45th Floor, 132 Menachem Begin St. Tel Aviv, 6702301	Investing in life sciences companies and ventures	Israel

Len Blavatnik	c/o Access Industries, Inc. 40 West 57th Street, 28th Fl. New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

During the last five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Please see Annex A for information regarding the directors and executive officers of CBI.

Item 3.	Source and Amount of Funds or Other Consideration.

From 2000 through 2010, CLS acquired an aggregate of 2,135,554 Ordinary Shares from the Issuer for an aggregate investment amount of $11,878,000. In May 2012, CLS purchased an aggregate of 24,702 Ordinary Shares from certain employees and directors of the Issuer for an aggregate investment amount of $1,303,000. CLS funded these purchases using capital contributed from an affiliated entity.

In connection with the Issuer’s initial public offering in March 2014, the Issuer effected a 1-for-3.8 stock split of its Ordinary Shares (the “Stock Split”). All references to share amounts in this Schedule 13D reflect the Stock Split. Pursuant to the Stock Split, the number of Ordinary Shares held by CLS was adjusted from 2,160,256 Ordinary Shares to 8,208,973 Ordinary Shares. Pursuant to the Stock Split in March 2014, the number of Ordinary Shares held by CBI was adjusted from 415,943 Ordinary Shares to 1,580,582 Ordinary Shares (not including the Ordinary Shares acquired upon exercise of the warrants, as described below).

Between July and August 2013, CBI acquired an aggregate of 356,342 Ordinary Shares and warrants to purchase 178,172 Ordinary Shares (the “Warrants”) from the Issuer for an aggregate investment amount of $12,600,000.

In March 2014, CBI cashless exercised the Warrants and the Issuer issued CBI 59,601 Ordinary Shares.

On September 25, 2017, CBI purchased 40,000 Ordinary Shares in the Issuer’s public offering at a price of $5.00 per share, and on March 3, 2022, CBI purchased 1,458,333 Ordinary Shares in the Issuer’s public offering at a price of $1.92 per share.

All Ordinary Shares and Warrants acquired by CBI were funded using cash on hand.

In June 2020, Mr. Ofer Gonen and Mr. Assaf Segal, the Chief Executive Officer and the Chief Financial Officer of CBI, in their capacity as directors of the Issuer, received options to acquire an aggregate of 66,666 Ordinary Shares under the Issuer’s 2014 Equity Incentive Plan. Pursuant to their employment agreements with CBI, Messrs. Gonen and Segal assigned these options to CBI.

Item 4.	Purpose of Transaction.

The Reporting Persons who hold Ordinary Shares directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Mr. Ofer Gonen and Mr. Assaf Segal, the Chief Executive Officer and the Chief Financial Officer of CBI, respectively, currently serve on the Issuer’s board of directors The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional Ordinary Shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, in each case, subject to limitations under applicable law and, as applicable, the Lock-Up Agreement (as defined below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The information relating to the beneficial ownership of Ordinary Shares by the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage set forth in Row 13 of the cover pages filed herewith are calculated based on an aggregate of 27,247,096 Ordinary Shares issued and outstanding, as of September 30, 2021 plus an additional 5,208,333 Ordinary Shares issued in the Issuer’s public offering, as disclosed in the prospectus supplement dated March 3, 2022 and filed with the Securities and Exchange Commission on March 3, 2022.

CBI owns directly (i) 2,678,915 Ordinary Shares and (ii) 66,666 Ordinary Shares issuable upon exercise of options exercisable for $1.75 per share, which expire on June 29, 2025, and may be deemed to share voting and investment power over the 8,208,973 Ordinary Shares owned directly by CLS, the general partner of which, Clal Application Center Ltd., is wholly owned by CBI. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

Each of AIH, Access LLC, AIM, Clal Industries and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares owned directly by CBI and CLS because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) AIM controls Access LLC and AIH, (iii) Access LLC controls a majority of the outstanding voting interests in AIH, (iv) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (v) AI SMS controls AI Diversified Holdings Ltd. (“Holdings Limited”), (vi) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (vii) Access AI wholly owns Clal Industries Ltd. (“CI”), (viii) CI is the controlling shareholder of CBI, and (ix) CBI is the sole shareholder of Clal Application Center Ltd.

The Reporting Persons, other than CBI and CLS, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

(c) On March 7, 2022, CBI acquired 1,458,333 Ordinary Shares of the Issuer in a public offering at a price per share of $1.92. Except for the foregoing, the Reporting Persons have not effected any other transactions in the Ordinary Shares in the sixty (60) days preceding the date of this Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

(e) Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement

On March 3, 2022, CBI and CLS entered into a lock-up agreement (the “Lock-Up Agreement”) under which it agreed, subject to certain exceptions, that without the prior written waiver of Oppenheimer & Co. Inc. (the “Representative”), it will not, during the period ending 90 days after the date of the underwriting agreement dated March 3, 2022 relating to the public offering of the Issuer’s Ordinary Shares, offer, sell, assign, contract to sell, pledge, grant any option to purchase or otherwise dispose of any Ordinary Shares, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Ordinary Shares held by or acquired by CBI, or that may be deemed to be beneficially owned by CBI, or demand for, or exercise any rights with respect to, the registration of any Ordinary Shares or related securities, without the prior written consent of the Representative, subject to certain exceptions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

The Issuer entered into an amended and restated registration rights agreement with certain of its shareholders, including CBI and CLS, dated April 6, 2021 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the holders of a majority of the Registrable Securities (as defined in the Registration Rights Agreement) have the right to demand that the Issuer file a registration statement with respect to a majority of the registrable securities then outstanding (or a lesser percentage if the anticipated aggregate offering price, net of selling expenses, exceeds $5.0 million). Currently, as the Issuer is eligible under applicable securities laws to file a registration statement on Form F-3, the Issuer may be required to effect up to two such registrations within any 12-month period.

In addition, the shareholders party to the Registration Rights Agreement have piggyback registration rights. The Issuer is required to pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand or piggyback registration.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Form of Lock-up Agreement, dated as of March 3, 2022, by and between MediWound Ltd. and each of the parties named in each agreement thereof (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form 6-K filed with the SEC on March 3, 2022).

99.2	Amended and Restated Registration Rights Agreement, dated as of April 6, 2021, by and among MediWound Ltd. and certain shareholders of MediWound Ltd.

99.3	Joint Filing Agreement, dated as of March 17, 2022.

99.4	Power of Attorney (incorporated by reference to Exhibit 99.2 to Schedule 13G, as filed by Access Industries Holdings LLC, AI Diversified Holdings Limited, AI Diversified Holdings S.à r.l., Access AI Ltd., Access Industries Management, LLC and Len Blavatnik with the SEC on February 13, 2015).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2022

ACCESS INDUSTRIES HOLDINGS LLC

Access Industries Management, LLC, its Manager	By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

ACCESS INDUSTRIES, LLC

Access Industries Management, LLC, its Manager	By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Executive Vice President

CLAL INDUSTRIES LTD.

	By:	/s/ Yehuda Ben Ezra
	Name:	Yehuda Ben Ezra
	Title:	VP Comptroller

	By:	/s/ Nufar Malvani
	Name:	Nufar Malvani
	Title:	VP General Counsel & Corporate Secretary

CLAL BIOTECHNOLOGY INDUSTRIES LTD.

	By:	/s/ Ofer Gonen
	Name:	Ofer Gonen
	Title:	CEO

By:	/s/ Assaf Segal
Name:	Assaf Segal
Title:	CFO

CLAL LIFE SCIENCES L.P.

By:	/s/ Ofer Gonen
Name:	Ofer Gonen
Title:	Director

By:	/s/ Assaf Segal
Name:	Assaf Segal
Title:	Director

*
Name:	Len Blavatnik

* The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact